UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)

BioMimetic Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

09064X101

(CUSIP Number)

Thorkil Kastberg Christensen
Novo A/S
Tuborg Havnevej 19
Hellerup, Denmark DK-2900
+45 3527 6592

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 09064X101

1.	NAMES OF REPORTING PERSONS NOVO A/S		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **(a)** ☐ **(b)** ☒		
3.	SEC USE ONLY		
4.	SOURCE OF FUNDS WC		
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		**7.**	SOLE VOTING POWER 0
		8.	SHARED VOTING POWER 4,720,065[1, 2]
		9.	SOLE DISPOSITIVE POWER 4,720,065[1, 2]
		10.	SHARED DISPOSITIVE POWER BY EACH REPORTING PERSON 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,720,065[1, 2]		
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%[3]		
14.	TYPE OF REPORTING PERSON CO		

(1) Thorkil Kastberg Christensen, the chief financial officer of Novo A/S, is a member of the board of directors of BioMimetic Therapeutics, Inc. (the “Issuer”). Mr. Christensen disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The board of directors of Novo A/S has sole investment control and remaining voting control over the reported shares, subject to the irrevocable proxy granted and disposition restrictions set forth in the Voting Agreement described under Item 6 of this Schedule 13D. The board of directors of Novo A/S is comprised of Ulf J. Johansson, Jorgen Boe, Goran Ando, Jeppe Christiansen and Per Wold-Olsen, none of whom has individual voting or investment power with respect to such reported shares, and each of whom disclaims beneficial ownership of the shares held by Novo A/S.

(2) Excludes 2,507 shares of the Issuer owned directly by Mr. Christensen. Novo A/S disclaims beneficial ownership of these shares.

(3) This percentage is calculated based upon 28,225,241 shares of the Issuer’s Common Stock outstanding (as of November 1, 2012), as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012, and filed with the Securities and Exchange Commission on November 5, 2012.

Introductory Note: This Amendment No. 8 to Schedule 13D (this "Amendment No. 8") is being filed by the undersigned Reporting Person pursuant to Rule 13d-2(a) of the Rules and Regulations promulgated under the Securities and Exchange Act of 1934, as amended, to amend and supplement the statement on Schedule 13D as originally filed by the Reporting Person on March 20, 2007 and as subsequently amended by Amendment No. 1 to the Schedule 13D filed on July 9, 2007, Amendment No. 2 to the Schedule 13D filed on May 20, 2008, Amendment No. 3 to the Schedule 13D filed on June 26, 2008, Amendment No. 4 to the Schedule 13D filed on September 18, 2008, Amendment No. 5 to the Schedule 13D filed on June 16, 2009, Amendment No. 6 to the Schedule 13D filed on July 20, 2009, and Amendment No. 7 to the Schedule 13D filed on December 8, 2009 (as amended, the "Schedule 13D"). This Schedule 13D relates to the common stock of BioMimetic Therapeutics, Inc., a Delaware corporation (the "Company" or the "Issuer"). Capitalized terms used in this Amendment No. 8 and not otherwise defined herein have the meanings set forth in the Schedule 13D. The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Item 2. Identity and Background

The information provided under Item 2(b) of the Schedule 13D is hereby amended and restated in its entirety as follows: the address of Novo A/S is Tuborg Havnevej 19, Hellerup, Denmark DK-2900

Schedule I to this Schedule 13D is hereby amended and restated to provide the following updated information regarding each director and executive officer of Novo A/S ("Novo"): (i) name; (ii) residence or business address; (iii) principal occupation or employment and the name and principal business address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

Within the last five years, neither Novo nor any person named in Schedule I (i) has been convicted in any criminal proceedings or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following:

As previously disclosed, Novo entered into a Rule 10b5-1 purchase plan with a broker on December 8, 2009 (the "Purchase Plan") to purchase shares of Company common stock for an aggregate purchase price of up to $10,000,000 at prevailing market prices, subject to a maximum price condition. Novo did not purchase any shares of Company common stock under the Purchase Plan, and the Purchase Plan expired on March 31, 2010.

On July 20, 2010, Novo purchased 1,000,000 newly issued shares of common stock from the Company in a registered public offering, at a purchase price of $8.50 per share, for an aggregate price of $8,500,000. The offer and sale of the purchased shares were registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a shelf registration statement on Form S-3 (File No. 333-160676), which was previously filed by the Company with the Securities and Exchange Commission and declared effective on September 4, 2009. The Company filed the final prospectus supplement pursuant to Rule 424(b) under the Securities Act in connection with the offer and sale on July 14, 2010. The funds used by Novo to purchase these additional shares of common stock came from its working capital.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following:

Novo acquired the additional shares of Company common stock pursuant to the registered public offering for general investment purposes, in the ordinary course of its business, and not with the purpose of changing or influencing the control of the Company. Subject to the provisions of the Voting Agreement described in Item 6 below, Novo retains the right to change its investment intent.

On November 19, 2012, the Issuer, Wright Medical Group, Inc. a Delaware corporation ("Wright"), Achilles Merger Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of Wright, and Achilles Acquisition Subsidiary, LLC, a Delaware limited liability company and wholly-owned subsidiary of Wright, entered into an Agreement and Plan of Merger (the "Merger Agreement") whereby the Issuer agreed to be acquired by Wright (the "Merger"), subject to the terms and conditions of the Merger Agreement.

In connection with the Merger Agreement, Novo (and certain other shareholders of the Issuer) Wright entered into a voting agreement with Wright and granted to Wright an irrevocable proxy (the "Voting Agreement"), the form of which is attached as Exhibit 1 to this Amendment 8.

The disclosure provided below in Item 6 is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer

The information provided under Items 5(a) and 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Novo beneficially owns 4,720,065 shares of the Issuer's common stock. Based upon 28,225,241 shares of the Issuer's common stock outstanding as of November 1, 2012, as set forth in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2012, and filed with the Securities and Exchange Commission on November 5, 2012, the shares of the Issuer's common stock beneficially owned by Novo constitute approximately 16.7% of the common stock of the Issuer as calculated in accordance with Rule 13d-3(d)(1).

Mr. Thorkil Kastberg Christensen, the chief financial officer of Novo A/S, is a member of the board of directors of the Issuer, and Mr. Christensen directly owns 2,507 shares of the Issuer. Novo disclaims beneficial ownership of the shares held by Mr. Christensen, and those shares are excluded from the beneficial ownership reported herein. Except as described in this

Schedule 13D, none of the persons listed on Schedule I beneficially owns any common stock of the Issuer.

(b) Novo holds the sole power to dispose of, and to direct the disposition of, 4,720,065 shares of the Issuer's common stock, subject to the restrictions set forth in the Voting Agreement described in Item 6 below. Pursuant to the Voting Agreement, Novo has granted an irrevocable proxy to Wright which provides Wright with the power to vote the 4,720,065 shares of the Issuer's common stock beneficially owned by Novo in regard to specific matters, as described in Item 6 below. As a result, the power to vote and to direct the voting of that stock is shared by Wright and Novo. Except as required by the Voting Agreement, Novo retains the sole power to vote, and to direct the voting as to, 4,720,065 shares of the Issuer's common stock.

Novo is a Danish private limited liability company wholly owned by the Novo Nordisk Foundation. Subject to the irrevocable proxy granted to Wright and to the restrictions set forth in the Voting Agreement, as described under Item 6 below, the Board of Directors of Novo has sole voting and investment control over the shares owned by Novo. The Board of Directors of Novo is comprised of Ulf J. Johansson, Jorgen Boe, Goran Ando, Jeppe Christiansen and Per Wold-Olsen, none of whom has individual voting or investment power with respect to such shares and each of whom disclaims beneficial ownership of the shares held by Novo. Except as described in this Schedule 13D, none of the persons listed on Schedule I has the power to direct the vote as to, or the disposition of, any common stock of the Issuer.

The information provided under Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

(c) Except as set forth in this Schedule 13D, Novo has not effected any transactions in the Issuer's common stock within the past 60 days and none of the persons listed on Schedule I has effected any transactions in the Issuer's common stock within the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided under Item 6 of this Schedule 13D is hereby amended and supplemented as follows:

Novo has agreed, pursuant to the terms of the Voting Agreement, to irrevocably appoint Wright as its proxy to vote all outstanding shares of common stock held by Novo as of the record date for the vote of the shareholders of the Issuer on matters relating to the Merger Agreement: (i) in favor of the Merger, the adoption of the Merger Agreement, and any other transactions contemplated by the Merger Agreement (the "Transactions"); (ii) against approval of any proposal made in opposition to, in competition with, or that would result in a breach of, the Merger Agreement, the Merger or the Transactions; and (iii) against any of the following actions (other than those that relate to the Merger or the Transactions) (A) any merger, consolidation, business combination, reorganization or recapitalization of or involving the Issuer or any of its subsidiaries, (B) any sale, lease or transfer of all or substantially all of the assets of the Issuer or any of its subsidiaries, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Issuer or any of its subsidiaries, (D) any material change in the capitalization of, or the corporate structure of, the Issuer or any of its subsidiaries, (E) any acquisition proposal with respect to the Issuer or any of its subsidiaries (other than with respect to the Merger), or (F) any other action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Merger or the Transactions. To the extent the shares beneficially owned by Novo are not voted by proxy, Novo agreed in the Voting Agreement to itself vote all of such shares in same manner as described above. Novo retains at all times the right to vote the shares it beneficially owns in its sole discretion and without any other limitation on any matters other than those set forth in clauses (i), (ii) and (iii) above that are at any time presented for consideration to the Company's stockholders generally.

In addition, Novo has agreed, pursuant to the terms of the Voting Agreement, not to (1) dispose of any shares of common stock of the Issuer it holds, (2) exercise any appraisal rights that it may have or could potentially have in connection with the Merger, and/or (3) bring, commence, or voluntarily aid any legal action or suit which challenges the validity of the Voting Agreement, or which asserts that the entering into of voting agreements or the granting of proxies by any person, or the approval of the Merger Agreement by the board of directors of the Company, breaches any applicable fiduciary duty.

The Voting Agreement terminates upon the earliest of: (a) September 30, 2013, (b) the termination of the Merger Agreement, (c) the effective time of the Merger, and (d) the amendment of the Merger Agreement to reduce or otherwise alter the merger consideration in a manner adverse to Novo, unless such amendment has been consented to by Novo.

The foregoing description of the Voting Agreement and the related irrevocable proxy described in this Item 6 is only a summary, and is qualified in its entirety by reference to the complete text of the Voting Agreement, the form of which is filed herewith as Exhibit 1.

Item 7. Material to be Filed as Exhibits

Exhibit 1   Form of Voting Agreement, by and among Wright Medical Group, Inc. and the directors and certain officers of BioMimetic Therapeutics, Inc. and their stockholder affiliates (incorporated by reference from Exhibit 10.2 to the Form 8-K filed by BioMimetic Therapeutics, Inc. on November 19, 2012.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2012   NOVO A/S

/s/ Thorkil Kastberg Christensen
_____

By: Thorkil Kastberg Christensen
Its: Chief Financial Officer

Schedule I

Information regarding each director and executive officer of Novo A/S is set forth below.

Name, Title	Address	Principal Occupation	Citizenship
Jan Ulf Sigvard Johansson Chairman of the Board	Strandvägen 43, 4 tr, S-114 56 Stockholm, Sweden	Self-employed, professional board director	Sweden
Jørgen Boe Director	Margrethevej 6, DK-2960 Rungsted Kyst, Denmark	Attorney, Kromann Reumert Sundkrogsgade 5 DK-2100 Copenhagen, Denmark	Denmark
Göran Ando Director	Essex Woodlands, Berkeley Square House, Berkeley Square, London, W1J 6BD United Kingdom	Self-employed, professional board director	Sweden
Jeppe Christiansen Director	Kollemose 37, DK-2830 Virum, Denmark	CEO, Fondsmaeglerselskabet Maj Invest A/S, Gammeltorv 18, DK - 1457 Copenhagen K, Denmark	Denmark
Per Wold-Olsen Director	T7B22 Favray Court Tigne Point TP01 Malta	Self-employed, Professional board Director	Norway
Henrik Gürtler Chief Executive Officer	Hjortekærsvej 140A, DK-2800 Kongens Lyngby, Denmark	Chief Executive Officer, Novo A/S	Denmark
Thorkil Kastberg Christensen Chief Financial Officer	Tuborg Havnevej 19 Hellerup, Denmark DK-2900	Chief Financial Officer, Novo A/S	Denmark

Information regarding the controlling person of Novo A/S is set forth below.

The Foundation is a Danish self-governing and profit-making foundation, whose objectives are to provide a stable basis for commercial and research activities undertaken by the companies in the Novo group and support scientific, humanitarian and social purposes. Novo A/S is wholly owned by the Foundation. The address of the Foundation is Tuborg Havnevej 19, DK-2900, Hellerup, Denmark.